EXHIBIT 14
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      CODE OF CONDUCT AND ETHICS OF VICON INDUSTRIES, INC. AND SUBSIDIARIES
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     Vicon requires that all directors,  officers and employees  acknowledge and adhere to a strict code of conduct and ethics. The Company's Board of Directors shall oversee the Company's policy with respect to the Code. All employees have an important role in corporate governance and are empowered to ensure that all stockholders' interests are appropriately balanced, protected and preserved. This Code provides principles to which all employees and directors are expected to adhere and advocate. They embody rules regarding individual and peer responsibilities, as well as responsibilities to customers, employees, the public and stockholders. Violations of Vicon's Code of Ethics may subject an employee or director to censure, suspension or termination. Violations of the Code of Conduct and Ethics should be promptly reported to the Chief Executive Officer (CEO) or Chief Financial Officer (CFO) of the Corporation.

     All directors, officers and employees will:

     1. Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
     2. Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.
     3. Comply with rules and regulations of federal, state, provincial and local governments, and the American Stock Exchange.
     4. Provide complete, fair, accurate, timely and understandable disclosures in periodic reports and documents required to be filed by the Company.
     5. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.
     6. Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.
     7. Share knowledge and maintain skills important and relevant to job responsibility.
     8. Proactively promote ethical behavior as a responsible person among peers, in the work environment and the community.
     9. Exercise responsible use of and control over all assets and resources of the Company employed or entrusted with.
     10. Refuse gifts in excess of a $25 value or bribes and kickbacks of any amount and promptly report to superiors the nature of any bribe or kickback offer.
     11. Promote products and services provided by the Company in accordance with published product specifications or corporate policy for offered services. Misrepresentation of features, capabilities, extent of services or future promises to customers of any kind without prior written approval by the Company are forbidden.
     12. Comply with Company policy regarding purchased software and also internally developed software. In general, Vicon policy states that software developed by employees for use in Company products is the sole property of the Company who shall possess all rights to its use and ownership. Company purchased third party software for use in the performance of an employee's job shall not be copied or removed from the computer(s) assigned such software. All third party software residing on any employee's computer must be validly licensed by the Company.
     13. Not make political contributions of any kind whether by the Company or on behalf of the Company.
     14. Maintain all business records in accordance with Company policy whether written or verbal.
     15. Not trade in the common stock of the Company whether in open market or in private transactions without the written approval of the CEO. This requirement applies to employees who are not officers or directors of the Company or any of its subsidiaries and such individual(s) possess significant knowledge about the Company's affairs that a non-employee investor would not be aware of.

     The Board of Directors may waive or modify any part of this Code of Conduct and Ethics at their discretion and at any time.